VenFin Limited

(FORMERLY: REMBRANDT GROUP LIMITED)

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 • P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3200 • TELEFAX: (021) 880 1397

82-3760

03 SEP 10 AM 7:21

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A


03029932

FAX NO: 091 (202) 942 9626 or
091 (202) 942 9627

FROM: M LUBBE
SOUTH AFRICA

DATE: 9 SEPTEMBER 2003

RE: VENFIN LIMITED

SUPPL

dw 9/10

VenFin Limited

(FORMERLY: REMBRANDT GROUP LIMITED)

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 • P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3200 • TELEFAX: (021) 880 1397

9 September 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: VENFIN LIMITED (FILE NO 82-3760) – RULE 12g3-2(b)

Ladies and Gentlemen

In connection with VenFin's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you that effective on 8 September 2003;

Messrs M J Bosman, A G Fletcher, Dr E Links and Prof E C Botha were appointed as directors of this Company.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Mr J Malherbe	Deputy Chairman and Chief Executive Officer
Mr P E Beyers	
Mr M J Bosman	
Prof E C Botha	
Mr J W Dreyer	
Mr J J Durand	
Mr G T Ferreira	
Mr A G Fletcher	
Dr E Links	
Mr J E Newbury	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,



M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem

03 SEP 10 AM 7:21

VENFIN LIMITED

(Formerly: Rembrandt Group Limited)
(Reg. No. 1948/031037/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE (021) 888-3300 ·· TELEFAX (021) 888-3399

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A

FAX NO: 091 (202) 942 9626 or
091 (202) 942 9627

FROM: M LUBBE
SOUTH AFRICA

DATE: 9 SEPTEMBER 2003

RE: VENFIN LIMITED

VENFIN LIMITED

(Formerly: Rembrandt Group Limited)
(Reg. No. 1948/031037/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE (021) 888-3300 · · TELEFAX (021) 888-3399

9 September 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: VENFIN LIMITED (FILE NO 82-3760) – RULE 12g3-2(b)

Ladies and Gentlemen

In connection with VenFin Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find 5 copies of the Company's press release regarding the audited consolidated results of the Company for the year ended 30 June 2003.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,



M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Ms Mahmoud Salem

VenFin Limited

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF

AUDITED CONSOLIDATED RESULTS FOR THE TWELVE MONTHS ENDED 30 JUNE 2003

Headline earnings per share	130.2 cents
Increase in headline earnings per share compared to 2002:	
- 15-months adjusted headline earnings	+10.8%
- Comparative 12-months adjusted headline earnings	+42.8%
Maiden dividend per share	25 cents

VenFin Limited

ABRIDGED CONSOLIDATED BALANCE SHEET

	30 June 2003 R million	30 June 2002 R million
ASSETS		
Non-current assets		
Goodwill	556	138
Investments - Associated companies*	5 595	6 451
- Other	636	1 885
	6 787	8 474
Current assets	1 468	920
Cash and cash equivalents	1 414	865
Other current assets	54	55
Total assets	8 255	9 394
EQUITY AND LIABILITIES		
Interest of own members	8 205	9 335
Current liabilities	50	59
Total equity and liabilities	8 255	9 394

*Includes one-third interest in R&V Holdings Limited (R&V). VenFin's attributable interest in the cash of R&V amounts to R1 712 million (30 June 2002: R2 992 million).

VenFin Limited

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Twelve months ended 30 June 2003			Fifteen months ended 30 June 2002
	Company and its subsidiaries R million	Associated companies R million	Total R million	Total R million
Revenue	256		**256**	274
Operating loss	(40)		**(40)**	(55)
Net interest income	179		**179**	156
Profit from operations	139		**139**	101
Amortisation of goodwill	(86)	(19)	**(105)**	(129)
Impairment of goodwill	(70)	(13)	**(83)**	(21)
Impairment of assets	-	(234)	**(234)**	(252)
Equity adjustment:				
Share of net profit before taxation of associated companies		769	**769**	832
Exceptional items	357	5	**362**	(75)
Profit before taxation	340	508	**848**	456
Taxation	(51)	(204)	**(255)**	(223)
NET PROFIT	289	304	**593**	233
Reconciliation of headline earnings:				
BASIC EARNINGS – net profit	289	304	**593**	233
Plus/(minus) – attributable to own members:				
- Exceptional items	(357)	(5)	**(362)**	72
- Amortisation of goodwill	86	19	**105**	129
- Impairment of goodwill and assets	70	247	**317**	273
- Surplus on disposal of property, plant and equipment	-	(1)	**(1)**	-
- Tax effect	13	*	**13**	*
HEADLINE EARNINGS	101	564	**665**	707
Reconciliation of adjusted headline earnings:				
HEADLINE EARNINGS – reported	101	564	**665**	707
Adjustment relating to e-tv	-	-	-	(95)
ADJUSTED HEADLINE EARNINGS (2002)**	101	564	**665**	612

**Amounts smaller than R500 000*

***Refer to Annexure A, as well as note on "Adjusted headline earnings (2002)" under commentary.*

VenFin Limited

SEGMENTAL ANALYSIS – HEADLINE EARNINGS

	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million *Adjusted***
Telecommunication	404	394
Technology	(1)	(3)
Media	(28)	(87)
Risk services	135	161
Corporate	155	147
	665	612

EARNINGS AND DIVIDENDS PER SHARE

	Twelve months ended 30 June 2003			Fifteen months ended 30 June 2002
	Company and its subsidiaries	Associated companies	Total	Total
HEADLINE EARNINGS (cents)	19.8	110.4	130.2	135.7
- DILUTED	19.8	110.3	130.1	135.5
BASIC EARNINGS (cents)	56.6	59.5	116.1	44.7
- DILUTED	56.6	59.5	116.1	44.7
ADJUSTED HEADLINE EARNINGS (cents)**	19.8	110.4	130.2	117.5
- DILUTED	19.8	110.3	130.1	117.3
DIVIDENDS (cents)			25.0	-

				Twelve months ended 30 June 2002
ADJUSTED HEADLINE EARNINGS - BASED ON A COMPARATIVE 12-MONTH PERIOD (cents)**	19.8	110.4	130.2	91.2

***Refer to Annexure A, as well as note on "Adjusted headline earnings (2002)" under commentary.*

VenFin Limited

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million
Opening balance	9 335	7 031
Net after-tax cumulative opening balance adjustment (AC 133)	808	-
Net profit for the period	593	233
Exchange rate adjustments	(1 345)	2 296
Change in reserves of associated companies	(99)	(88)
Net after-tax fair value adjustments for the period (AC 133)	(512)	-
Realisation of fair value adjustments of financial instruments	(347)	-
Shares in VenFin Limited acquired by wholly-owned subsidiary	(228)	(137)
Interest of own members	8 205	9 335

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million
Net operating profit before taxation	848	456
Adjustments	(958)	(453)
Operating profit/(loss) before working capital changes	(110)	3
Working capital changes	(12)	138
Cash generated from/(utilised in) operations	(122)	141
Net interest received	179	156
Taxation paid	(41)	(32)
Dividends received	112	176
Net cash inflow from operating activities	128	441
Investing activities	426	(578)
Net increase/(decrease) in cash and cash equivalents	554	(137)
Cash and cash equivalents at the beginning of the period	860	997
Cash and cash equivalents at the end of the period	1 414	860

VenFin Limited

ADDITIONAL INFORMATION

	30 June 2003	30 June 2002
Shares in issue		
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total shares in issue	**522 000 002**	522 000 002
- Shares held in treasury (ordinary shares of 1 cent each)	**(21 646 966)**	(7 400 000)
	500 353 036	514 600 002
Weighted shares in issue	**510 601 673**	521 049 542

- In determining the headline earnings, basic earnings and adjusted headline earnings per share the total weighted number of shares in issue was taken into account.
- In determining the diluted headline earnings, basic earnings and adjusted headline earnings per share the weighted number of shares in issue was adjusted for the dilutive effect of the Company's long-term share incentive scheme.

	30 June 2003	30 June 2002
Net asset value per share (Rand)		
- At book value	**R16.40**	R18.14
- At market value and directors' valuation of investments	**R24.17**	R27.11

	R million	R million
Listed investments		
Associated		
- Carrying value	**19**	132
- Market value	**52**	107
Other		
- Carrying value	**607**	1 706
- Market value	**607**	2 606
Unlisted investments		
Associated		
- Carrying value	**5 576**	6 319
- Directors' valuation	**9 982**	10 189
Other		
- Carrying value	**29**	179
- Directors' valuation	**29**	179
Capital commitments (Including amounts authorised, but not yet contracted)	**12**	20

VenFin Limited

ADDITIONAL INFORMATION (CONTINUED)	Twelve months ended 30 June 2003 R million	Fifteen months ended 30 June 2002 R million
Dividends received		
Dividends included in operating profit	20	29
Dividends from associated companies	92	85
Exceptional items		
Exceptional items of subsidiary companies consist of the following:		
Impairment of loan to e-tv	-	(95)
Net capital surplus/(loss) on the disposal of		
- Richemont depositary receipts	361	-
- other long-term investments	(4)	15
Total before taxation – per income statement	357	(80)
Taxation	(13)	-
Total after taxation	344	(80)
Share of exceptional items of associated companies after taxation	5	4
Total – attributable to own members	349	(76)

ANNEXURE A
COMPOSITION OF HEADLINE EARNINGS

	Effective % interest at 30 June 2003***	VenFin's share R million	
		Twelve months 30 June 2003	Fifteen months 30 June 2002 *adjusted for e-tv*
ASSOCIATED COMPANIES			
Vodacom	15.0	376	381
R&V	33.3	211	238
- Dimension Data		24	-
- Alexander Forbes		135	161
- Other		52	77
Psitek	32.0	27	11
Tracker	32.1	8	12 *
Inala	33.5	1	2 *
SAIL	19.5	(4)	8
Intervid	17.3	(6)	(4)*
GenuOne	36.9	(22)	(9)
e-tv	33.0	(24)	(95)
Other		(3)	**
		564	544
SUBSIDIARIES		101	68
Net interest received		128	112
Net management fees		(29)	(35)
Corporate and other		2	(9)
Headline earnings		665	612

* *Accounting period: 18 months to 30 June 2002*
** *Amount smaller than R500 000*
*** *These percentage interests represent the effective holdings in the respective companies at 30 June 2003, and do not necessarily represent the percentage interest during the accounting period.*

ANNEXURE B
COMPOSITION OF NET ASSET VALUE PER SHARE (RAND)

	30 June 2003		30 June 2002	
	Book value	Valuations	Book value	Valuations
Listed (1)	1.27	1.32	3.72	5.27
Unlisted (2)	3.96	11.68	2.47	9.89
R&V (2)	8.34	8.34	10.28	10.28
Cash	2.83	2.83	1.67	1.67
Total	16.40	24.17	18.14	27.11
Share price		16.80		17.50

(1) Market value
(2) Directors' valuation

COMMENTARY

INTRODUCTION

VenFin operates as an investment holding company focusing on telecommunication, technology and media businesses. The group actively manages its investments through regular dialogue with other shareholders, directors and the management of investee companies.

CHANGE IN YEAR-END

As previously reported, VenFin changed its year-end from 31 March to 30 June in the 2002 financial period. Therefore the results for the comparative 15-month period ended 30 June 2002 are not directly comparable with those for the 12 months ended 30 June 2003.

ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act and the Listing Requirements of the JSE Securities Exchange South Africa and incorporate policies which are consistent with those of the previous period, with the exception of accounting for financial instruments.

CHANGE IN ACCOUNTING POLICIES

With effect from 1 July 2002 VenFin adopted AC 133 (Financial Instruments: Recognition and Measurement). In accordance with the transitional provisions of AC 133, VenFin recorded an after-tax cumulative adjustment gain of R808.2 million as an opening balance adjustment to reserves to recognise the difference between the carrying values and fair values of financial instruments at 1 July 2002.

Due to the fact that the comparative figures are not restated under the transitional provisions of AC 133, certain items are not directly comparable on a line-for-line basis with that of prior financial periods.

ADJUSTED HEADLINE EARNINGS (2002)

Due to the material effect that the equity accounted results of e-tv would have had on the results of VenFin if the Independent Communication Authority of South Africa (ICASA) had approved the equity interest in Sabido (Proprietary) Limited, the holding company of e-tv, VenFin presented adjusted headline earnings in prior periods on the basis that the attributable portion of e-tv's loss was accounted for as a loss in an associated company and not as an exceptional item.

As a result of the approval by ICASA in March 2003, VenFin has equity accounted e-tv for the year under review. On account of this change in the accounting treatment of e-tv, the headline earnings for the period under review corresponds with the adjusted headline earnings.

Therefore, in order to achieve a more meaningful comparison with the current period, adjusted headline earnings are still presented for the prior period.

FINANCIAL REVIEW

Headline earnings

Headline earnings for the 12 months to 30 June 2003 was R665 million compared to headline earnings of R707 million for the 15 months to 30 June 2002. Headline earnings per share was 130.2 cents for the 12 months to 30 June 2003 compared to 135.7 cents for the 15-month period to 30 June 2002.

Headline earnings per share for the 12 months to 30 June 2003 increased by 10.8% to 130.2 cents, from the adjusted headline earnings of 117.5 cents for the 15-month period to 30 June 2002.

Based on a comparative 12-month period to 30 June 2002, the increase in headline earnings per share for the year to 30 June 2003 would have been 42.8%, from an adjusted 91.2 cents to 130.2 cents.

Composition of headline earnings

The increase in earnings must be assessed taking the composition of the group's earnings into account.

The group's main sources of earnings were:

- Vodacom Group (Proprietary) Limited (Vodacom) (15.0% interest), which contributed approximately 57% (2002: 62% for a 13.5% interest) to adjusted headline earnings
- Associated company R&V Holdings Limited (R&V) (33.3% interest), which contributed 32% (2002: 39%) to adjusted headline earnings
- Net interest income from cash resources, which contributed 19% (2002: 18%) to group earnings.

Vodacom
Vodacom again performed strongly, with headline earnings of R2 308 million and an EBITDA margin (earnings before interest, tax, depreciation and amortisation) of 33.9% for its year ended 31 March 2003. Vodacom's headline earnings for the three months from 1 April 2003 to 30 June 2003 were R699 million.

R&V
The majority of R&V's earnings is interest generated by the Alexander Forbes and Dimension Data convertible bonds and on cash.

The decrease in earnings from R&V is mainly attributed to the accounting of 12 months earnings as opposed to 15 months in the previous period.

Corporate (Wholly-owned subsidiaries)
The contribution of net interest income to headline earnings increased by 14.3% to R128 million (2002: R112 million), mainly as a result of a higher average cash balance, as well as the high interest rate levels that prevailed on local cash.

Dividends received from other investments contributed R19.7 million (2002: R29.1 million) to headline earnings.

Impairment of investments and goodwill

Provision for impairment of investments and goodwill amounting to R70 million has been made as follows:

- An impairment provision amounting to R13 million has been made against the carrying value of FRS due to it still being at a development stage.

- The unamortised goodwill created on the investments previously made in Intervid amounting to R34 million, and SAIL amounting to R23 million, were impaired to reflect the diminution in the value of these assets.

The write-down by R&V of the Intervid International convertible loan amounting to R226 million is included in the impairment of assets of associated companies amounting to R234 million.

An analysis and detailed composition of the performance of the various investments appears in Annexures A and B and a full operational review of all investments can be found in the group's 2003 annual report, due for distribution by the end of September 2003.

CHANGES TO INVESTMENTS

The most significant changes to VenFin's investment portfolio for the twelve months ended 30 June 2003 were:

Vodacom

VenFin acquired an additional 1.5% interest in Vodacom from Hosken Consolidated Investments Limited (HCI), with effect from 31 December 2002 for a total consideration of R451.1 million. The proceeds from the Richemont transaction mentioned below, were in part used to settle this amount. At 30 June 2003, VenFin's interest in Vodacom was 15.0%.

Compagnie Financière Richemont AG (Richemont)

On 31 December 2002, VenFin exercised the put option acquired from Merrill Lynch International in respect of 51 858 000 Richemont depositary receipts held by VenFin ("the Richemont transaction"). The net cash proceeds realised by VenFin as a result of exercising the put option amounted to R942.9 million. An after-tax capital surplus of R347.5 million was realised and is accounted for as an exceptional item.

Sabido (Proprietary) Limited (Sabido)

During April 2000 VenFin granted an indirect, interest-free loan of R281.8 million to Sabido, the holding company of Midi TV (Proprietary) Limited (e-tv). An additional R38.6 million was advanced to HCI for e-tv during the 2002 financial period. During January 2002, VenFin advanced a further loan of R280.0 million to HCI. This loan was interest-bearing and fully secured.

During September 2002 R200.0 million of this interest-bearing loan was replaced by an interest-free loan to HCI for e-tv. The balance of the loan was repaid on 31 December 2002. VenFin's indirect interest in e-tv was 33.0% on 30 June 2003.

GenuOne Incorporated (GenuOne)

During the period under review an additional investment of $4 million was made in GenuOne. At 30 June 2003, VenFin's effective interest in GenuOne was 36.9%.

Idion Technology Holdings Limited (Idion)

During the period under review VenFin invested R11.4 million in Idion. At 30 June 2003, VenFin's effective interest in Idion was 6.0%.

Veritas Venture Partners (Cayman) L.P. (Veritas)

VenFin approved an investment of $1.5 million in VVP Fund II, L.P. of which $150 000 had been drawn at 30 June 2002. During the period under review an additional $150 000 was drawn.

FRS Financial Reporting Solutions (Proprietary) Limited (FRS)

During November 2002, VenFin invested a further R3 million in FRS. At 30 June 2003, the interest in FRS was 42.9%.

Fibalogic (Proprietary) Limited (Fibalogic)

VenFin sold its interest in Fibalogic on 30 September 2002. A capital loss of R4.3 million was realised and is accounted for as an exceptional item.

R&V

On 31 December 2002, R&V, an associated company of VenFin, subscribed for a $100 million seven-year convertible bond issued by Dimension Data Holdings plc (Didata). If converted, R&V will hold an equity interest of approximately 12.3% of the fully diluted share capital of Didata.

Buy-back of VenFin shares

During the period under review, VenFin's wholly-owned subsidiary, VenFin Securities (Proprietary) Limited (VenFin Securities), acquired an additional 14 246 966 ordinary VenFin shares for a total amount of R228.3 million. These shares, together with the 7 400 000 shares bought during the fifteen months ended 30 June 2002, are held as treasury shares. The 21 646 966 shares bought to date represent 4.4% of the issued ordinary shares of 1 cent each.

Prospects

We continue to evaluate new investment opportunities on a regular basis both inside and outside South Africa. Our investment strategy is to take a long-term view and we believe that the current market offers good opportunities. We have changed our focus slightly and are concentrating on larger investments which can make a meaningful contribution to VenFin.

Subsequent to the year-end:

VenFin Share Trust (Trust)
Subsequent to the year-end VenFin Securities sold 8 896 346 of the treasury shares to the Trust for a net consideration of R149 million. This disposal was financed by way of a loan to the Trust.

Veritas
VenFin has invested a further $150 000 into the fund. Total investments now amount to $450 000.

Richemont A units
Subsequent to the year end, RGH Investments Limited, a wholly-owned subsidiary of VenFin, sold 2.2 million Richemont A units for an amount of R312 million.

EXCHANGE RATE DIFFERENCES

Negative exchange rate differences arising on translation of offshore assets to SA Rand at 30 June 2003 amounted to R1 345 million (2002: R2 296 million positive exchange rate differences) and was debited directly to reserves.

DIRECTORS

Messrs M J Bosman and A G Fletcher, Dr E Links and Prof E C Botha were appointed as independent non-executive directors on 8 September 2003.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

DIVIDEND

The dividend declared hereunder represents VenFin's maiden dividend.

Declaration of Dividend No 1

Notice is hereby given that a final dividend of 25 cents per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 30 June 2003.

Dates of importance:

Last day to trade in order to participate in the final dividend	Friday, 10 October 2003
Trading on or after this date will be ex the final dividend	Monday, 13 October 2003
Record date	Friday, 17 October 2003
Payment date	Monday, 20 October 2003

On payment date, Monday, 20 October 2003, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to bank accounts, or alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts at their broker or CSDP on Monday, 20 October 2003.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 13 October 2003 and Friday, 17 October 2003, both days inclusive.

The Annual Report will be posted to members during September 2003.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer/Deputy Chairman

Stellenbosch
8 September 2003

DIRECTORS AND ADMINISTRATION

Directors

Johann Rupert* *(Chairman)*,
Josua Malherbe *(Deputy Chairman/Chief Executive Officer)*,
Piet Beyers*, Mike Bosman*, Liesbeth Botha*, Jan Dreyer*, Jan Durand,
GT Ferreira*, Anthony Fletcher*, Elias Links*, John Newbury*
(*Non-executive)

Secretary

Mariza Lubbe

Listing

JSE Securities Exchange South Africa
Sector: Financial – Investment Companies

American depositary receipt (ADR) program

Cusip number 759905508 ADR to ordinary share 1 : 1

Depositary

The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address and registered office

Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Office

Computershare Limited, 70 Marshall Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors

PricewaterhouseCoopers Inc.
Stellenbosch

Sponsor

Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate Finance

www.venfin.com